Filed by GKN plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GKN plc
Commission File No.: 033-24346

GKN plc PO Box 55 Ipsley House Ipsley Church Lane Redditch Worcestershire B98 OTL England T +44 (0)1527 517715 F +44 (0)1527 517700
Rt Hon Frank Field MP Chair Work and Pensions Committee House of Commons London SW1A 0AA

21 March 2018

Sent by email: workpencom@parliament.uk

Dear Mr Field,

Thank you for your letter which we received yesterday afternoon in connection with the pensions implications of the proposed combination of GKN Driveline and Dana.

I note that the Committee is working to a tight timescale so we have endeavoured to respond to your questions as promptly as possible. As you will appreciate, some of the information is not directly available to the Company (as it is calculated and held by the Trustees). Where information is not available at short notice we have sought to provide alternative information.

1.	Percentage share of GKN pension assets, liabilities and scheme members that will transfer to Dana
The table below summarises the UK and global position of GKN’s current pension liabilities and deficit and the liabilities and deficit that will be transferred to Dana. All figures are calculated based on the 31 December 2017 accounting (IAS19) assumptions and exclude other post-employment benefits.

	Current		Transferred to Dana

As at 31 December 2017, £m	Gross liabilities	Pre-tax deficit	Gross liabilities	Pre-tax deficit

Total UK schemes	3,292	674	533	124
% of UK schemes	100%	100%	16%	18%

Germany	642	633	604	597
US	276	70	122	31
RoW	108	40	78	28
Total global schemes	4,318	1,417	1,337	780
% of global schemes	100%	100%	31%	55%

The table shows that in the UK, on the IAS19 measure, £533m of scheme liabilities will be transferred from the GKN 2012 pension scheme to Dana. There will also be a transfer of £409m of assets from the GKN 2012 pension scheme. Assets and liabilities will be transferred to a new scheme to be set up by Dana (or, should the contracting-out legislation not allow a transfer, a ring-fenced section of the GKN 2012 pension scheme). No assets or liabilities will be transferred from the 2016 scheme.

GKN plc is registered in England & Wales No. 4191106 Registered office: PO Box 55, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL, England

The transfer represents approximately 16% of current UK scheme assets and liabilities. The exact number of members to be transferred to Dana will be determined at a later stage in the transaction in accordance with a process that has been agreed between GKN, Dana and the 2012 Scheme Trustee.

Two additional points are relevant:
●
The amount of UK assets transferred to Dana would be £409m as at 31 December 2017. The actual figure would be adjusted in line with scheme / index returns between 31 December 2017 and the actual date of transfer, expected to be later in 2018.

●
As part of the transaction with Dana, a further £124m of cash will be contributed to the new Dana scheme, such that it will be fully funded (under the IAS19 assumptions). For further detail, please see the answer to question 6 below.

2.	The total package for GKN schemes
The package of measures has been agreed with both Dana and the Trustee and is binding on all parties, subject to the Melrose deal lapsing and the Dana deal proceeding. The agreed package of measures for the sale of Driveline to Dana and other disposals is that GKN will provide £625m of cash to the GKN schemes and Dana will provide £124m of cash to the new Dana scheme. The total cash contributions would therefore equal £749m.

3.	Funding position
The funding positions of GKN’s UK schemes under different measures (Technical Provisions, Section 75 and Section 179) after the proposed transactions are not available as they are principally calculated by the Scheme Actuary on behalf of the Trustee.

However, based on GKN’s analysis, it is expected that the GKN Aerospace schemes will be fully funded on the IAS19 assumptions and on the Technical Provisions basis (noting that the Technical Provisions basis will need to be agreed with the Trustee).

In relation to the new Dana Scheme, based on the assets and liabilities being transferred across as well as the associated £124m cash contribution, the scheme is expected to be fully funded under the IAS19 assumptions. The Technical Provisions assumptions to determine the funding level will need to be agreed between Dana and the new Trustees.

4.	Breakdown of the package and additional discretionary support
The package is made up entirely of up front additional cash contributions, paid upon certain event triggers being reached. Specifically
●
An expected £235m will be paid to the GKN Aerospace schemes in the period after the lapse of the Melrose offer to support the various liability transfer exercises (Pension Increase Exchange, Enhanced Transfer Value exercise and partial buyout) and to improve scheme funding.

●
An expected further £390m will be paid to the GKN Aerospace schemes from the proceeds of the disposal of certain other non-core parts of the GKN business. An expected £270m of this £390m is upfront cash to replace the future payment stream to the GKN 2012 Scheme from a Scottish Limited Partnership funding structure.

●	£124m will be paid to the new Dana Scheme once it is set up and the liabilities have been transferred.

Until these payments are made, regular cash payments will be made into the GKN schemes in line with existing agreements.

In addition to the cash contributions, both GKN and Dana will put in place a guarantee from the top holding company. For GKN the guarantee covers all liabilities with a cap of Section 75 and for Dana the guarantee covers all liabilities with a cap of £174m.

5.	Funding Package
All £625m of the proposed GKN funding package will be paid in cash. In addition, the remaining GKN Aerospace parent company will provide a full Section 75 guarantee to the remaining GKN schemes.

In relation to the new Dana scheme, £409m of assets (adjusted for timing) will be transferred from the GKN 2012 Scheme. The contribution of £124m by Dana will be paid in cash. Dana will also provide a guarantee from the listed entity of the new holding company. The guarantee will be a PPF compliant guarantee (unconditional and evergreen) and covers all liabilities with a cap of £174m.

6.	Assurances provided by Dana to funding its share of the deficit
As part of the sale agreement Dana is contractually obliged to make the payment of £124m into the new Dana pension scheme and provide the Dana guarantee described above.

In addition, after the proposed combination of GKN Driveline and Dana, GKN’s remaining stand-alone Aerospace business is expected to retain an investment grade credit rating with conservative leverage ratios, which is in the interests of all our stakeholders including the pension scheme members.

In summary, GKN has a binding agreement with the UK pension Trustees, under which it has agreed actions to eliminate the IAS 19 deficit of its UK schemes through payments totalling an anticipated £749m; remove the need for expected future cash contributions into the UK schemes; reduce the gross UK IAS 19 liabilities of its schemes to under £2 billion; and substantially reduce the volatility of the remaining UK schemes.

I hope this information is useful to your Committee’s work. If you have any further questions, please do not hesitate to contact me.

Yours sincerely,

Anne Stevens
Chief Executive Officer

Cautionary statement

This communication contains forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this communication may include statements about the expected effects of the proposed combination of GKN's Driveline business and Dana (the "Proposed Transaction) on GKN, Dana, Dana plc and/or GKN Aerospace, the anticipated timing and benefits of the Proposed Transaction, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words "targets," "plans," "believes," "expects," "intends," "will," "likely," "may," "anticipates," "estimates," "projects," "should," "would," "positioned," "strategy," "future" or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to closing and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transaction on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Proposed Transaction; the ability of the parties to integrate successfully GKN Driveline with the business of Dana following the consummation of the Proposed Transaction and to realize the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN's or Dana's businesses; the risk that disruptions from the Proposed Transaction will harm GKN's or Dana's business; the effect of the announcement of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; and other factors detailed in GKN’s Annual Report and Accounts 2016 and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption "Risk Factors". Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or Dana plc undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.

No offer or solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockholders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that Dana plc will file with the SEC a registration statement on Form S-4, containing a prospectus with respect to Dana plc's ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana's stockholders (the "Proxy Statement"), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC. Further, it is intended that GKN will mail a circular to its shareholders (“the Circular”) containing further details in relation to the Proposed Transaction and notice of the general meeting. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, AND THE CIRCULAR WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND Dana plc. Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or Dana plc will be made available free of charge on Dana’s Investor Relations Website.

Participants in the solicitation

GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth in GKN’s Annual Report and Accounts 2016. Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus and the Proxy Statement and the Circular regarding the Proposed Transaction when it becomes available